                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2005


                              AETERNA ZENTARIS INC.
                              ---------------------
                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F   X
                                  ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes       No  X
                                     -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                                 DOCUMENTS INDEX
                                 ---------------


Documents Description
---------------------

1. Press release dated May 18, 2005 -AEterna Zentaris to Hold Annual Shareholders Meeting on May 26 at the Ritz-Carlton Hotel in Montreal

                                                           AETERNA ZENTARIS



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com





                                                           PRESS RELEASE
                                                           For immediate release



AETERNA ZENTARIS TO HOLD ANNUAL SHAREHOLDERS MEETING ON MAY 26 AT THE RITZ-CARLTON HOTEL IN MONTREAL

QUEBEC CITY, CANADA, MAY 18, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) announced that its annual shareholders meeting has been scheduled for Thursday, May 26 2005 at 10:30 a.m. ET, in the Ovale room of the Ritz-Carlton Hotel in Montreal.

Gilles Gagnon, President and Chief Executive Officer, Dr. Jurgen Engel, Executive Vice President, Global R-D and Chief Operating Officer, as well as Dennis Turpin, Vice President, Chief Financial Officer will be highlighting 2004 corporate achievements as well as providing perspectives for 2005.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is a novel, first-in-class, oral anticancer agent that modulates several key signal transduction pathways, including AKT, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase I and Phase II studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer, including non-small cell lung cancer and breast cancer.

AEterna Zentaris also owns 50.3% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

                                                           AETERNA ZENTARIS


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@aeternazentaris.com
-----------------------------------

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AETERNA ZENTARIS INC.



Date: May 18, 2005               By: /s/ Mario Paradis
------------------               -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary